SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Capital Product Partners L.P.
(Name of Issuer)

Common units, representing limited partner interests
(Title of Class of Securities)

Y11082107
(CUSIP Number)

Ioannis E. Lazaridis
Capital Maritime & Trading Corp.
3 Iassonos Street
Piraeus, 18537, Greece
Tel: +30 210 458-4950

with a copy to:

Jay Clayton
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082107	Page 2 of 11

1	NAME OF REPORTING PERSON

Capital Maritime & Trading Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

None
	8	SHARED VOTING POWER:

20,707,749 Common Units (1)
	9	SOLE DISPOSITIVE POWER:

None
	10	SHARED DISPOSITIVE POWER:

20,707,749 Common Units (1)
11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

20,707,749 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6% (2)
14	TYPE OF REPORTING PERSON

CO

_______________
(1)  Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (“Capital Maritime”) beneficially owned 8,805,522 subordinated units of the Issuer. In addition, Capital Maritime owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. Capital Maritime is

CUSIP No. Y11082107	Page 3 of 11

the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights.  The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

As described in the Issuer’s Amendments to Schedule 13D filed on April 30, 2008, February 26, 2009 and May 9, 2011, Capital Maritime increased these holdings such that it owned an aggregate of 18,262,651 Common Units as of September 29, 2011.

As described in the Issuer’s Amendment to Schedule 13D filed on October 29, 2011, in connection with the acquisition of Crude Carriers Corp. (the “Merger”), pursuant to that certain Agreement and Plan of Merger dated as of May 5, 2011, by and among Crude Carriers Corp., the Issuer, the General Partner and Poseidon Project Corp., the Issuer issued an aggregate of 24,967,240 Common Units to the shareholders of Crude Carriers Corp. as merger consideration.  After the consummation of the Merger, in order for the General Partner to maintain its 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 499,346 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 499,346 general partner units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled), such that Capital Maritime owned an aggregate of 17,763,305 Common Units as of October 5, 2011.

On May 22, 2012, the Issuer issued 2,944,444 Class B Convertible Preferred Units (the “Class B Units”) to Capital Maritime pursuant to the Subscription Agreement (as defined below). As of the date of this Amendment to Schedule 13D, each Class B Unit is convertible at the option of the holder into one Common Unit of the Issuer, and the 2,944,444 Class B Units are convertible, in the aggregate, into 2,944,444 Common Units, which are included in the aggregate amount beneficially owned by Capital Maritime.  The number of Common Units issuable upon the conversion of the Class B Convertible Preferred Units may be adjusted from time to time in accordance with certain  anti-dilution protection provisions as set forth in the second amendment, dated as of May 22, 2012, to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., as amended (the “Second Amendment to the LP Agreement”).

(2)  The percentages reported in this Schedule 13D are calculated using a denominator of 72,316,521, the sum of 69,372,077, or the number of Common Units outstanding prior to the issuance of the Class B Units on May 22, 2012, plus 2,944,444, in the event that all of the Class B Units beneficially owned by the Reporting Persons (as defined below) are converted into Common Units at the current conversion ratio of one Common Unit per one Class B Unit and no other outstanding Class B Units are converted into Common Units.

CUSIP No. Y11082107	Page 4 of 11

1	NAME OF REPORTING PERSON

Crude Carriers Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

None
	8	SHARED VOTING POWER:

3,284,210 Common Units (1)
	9	SOLE DISPOSITIVE POWER:

None
	10	SHARED DISPOSITIVE POWER:

3,284,210 Common Units (1)
11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

3,284,210 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5% (2)
14	TYPE OF REPORTING PERSON

CO

_______________
(1)  Represents the number of Common Units Crude Carriers Investments Corp. (“CCIC”) received in exchange for 2,105,263 shares of Class B stock of Crude Carriers Corp. upon consummation of the Merger at the exchange ratio of 1.56.

The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the Common Units held by CCIC.

(2)  The percentages reported in this Schedule 13D are calculated using a denominator of 72,316,521.

CUSIP No. Y11082107	Page 5 of 11

1	NAME OF REPORTING PERSON

Evangelos M. Marinakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

226,200 Common Units (1)
	8	SHARED VOTING POWER:

23,991,959 Common Units (2)
	9	SOLE DISPOSITIVE POWER:

226,200 Common Units (1)
	10	SHARED DISPOSITIVE POWER:

23,991,959 Common Units (2)
11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

24,218,159 Common Units (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5% (3)
14	TYPE OF REPORTING PERSON

IN

_______________
(1)  Represents the number of Common Units Evangelos M. Marinakis received in exchange for 145,000 shares of common stock of Crude Carriers Corp. upon consummation of the Merger at the exchange ratio of 1.56.

(2)  Represents the number of Common Units, including the Class B Units on an as converted basis, held by CCIC and Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis.  The Marinakis family may be deemed to beneficially own CCIC and Capital Maritime.

(3)  The percentages reported in this Schedule 13D are calculated using a denominator of 72,316,521.

CUSIP No. Y11082107	Page 6 of 11

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the disclosures in Items 3 through 7 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 4, 2008, as amended by the amendments to such Schedule 13D filed on October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009 and April 30, 2008, relating to the common units, representing limited partner interests (the “Common Units”), of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Capitalized terms not otherwise defined in this Amendment No. 6 have the meanings given to them in the Subscription Agreement (as defined below).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On May 11, 2012, the Issuer entered into that certain Class B Convertible Preferred Unit Subscription Agreement dated as of May 11, 2012, by and among the Issuer and the purchasers named therein (the “Subscription Agreement”), pursuant to which Capital Maritime purchased 2,944,444 Class B Units at a price of $9.00 per Class B Unit, for an aggregate purchase price of $26,499,996 in cash. The transaction was completed on May 22, 2012.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On May 22, 2012, the Issuer completed its previously announced issuance and sale of Class B Units, pursuant to the terms and conditions of the Subscription Agreement, including the issuance and sale of Class B Units to Capital Maritime. The net proceeds from the issuance and sale of the Class B Units, together with part of the Issuer’s cash balances, were used to repay debt of $149.6 million under the Issuer’s three credit facilities.

The rights, preferences, privileges, duties and obligations of the Class B Units are set forth in the Second Amendment to the LP Agreement. The holders of the Class B Units have the right to vote with the Common Units on an as converted basis as a single class on matters with respect to which the holders of the Common Units are entitled to vote, except that holders of the Class B Units have no right to vote for, elect or appoint any member of the board of directors of the Issuer, or to nominate any individual to stand for election or appointment as a member of the board of directors of the Issuer.

CUSIP No. Y11082107	Page 7 of 11

Capital Maritime, Crude Carriers Investments Corp. (“CCIC”), and Evangelos M. Marinakis (collectively, the “Reporting Persons”) expect to engage in discussions with management, the board and other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Units, other investment opportunities available to the Reporting Persons, concentration of positions in the investments of the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Units or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a)           Capital Maritime beneficially owns 17,763,305 Common Units and 2,944,444 Class B Units, which, as of the date of this Amendment to Schedule 13D, are convertible on a one-for-one basis into an aggregate of 2,944,444 Common Units, representing, in the aggregate, 28.6% of the outstanding Common Units of the Issuer based on the current conversion ratio. The number of Common Units issuable upon the conversion of the Class B Units may be adjusted from time to time in accordance with certain  anti-dilution protection provisions as set forth in the Second Amendment to the LP Agreement.  In addition, Capital Maritime beneficially owns 1,415,757 General Partner Units through its ownership of the General Partner.  Thus, as of May 22, 2012, in the event that all of the Class B Units held by the Reporting Persons are converted into Common Units at the current conversion ratio of one Common Unit per one Class B Unit, Capital Maritime beneficially owns 30.0% of the 73,732,278 total outstanding units of the Issuer, including a 1.9% interest through its ownership of the General Partner.

CUSIP No. Y11082107	Page 8 of 11

CCIC beneficially owns 3,284,210 Common Units, representing 4.5% of the outstanding Common Units of the Issuer, in the event that all of the Class B Units beneficially owned by the Reporting Persons are converted into Common Units at the current conversion ratio of one Common Unit per one Class B Unit.

The Marinakis family, including Evangelos M. Marinakis, beneficially owns, in the aggregate, 24,218,159 Common Units and Class B Units on an as converted basis through its beneficial ownership of CCIC and Capital Maritime, representing, in the aggregate, 33.5% of the outstanding Common Units of the Issuer (including the Common Units issuable upon conversion of the Class B Units beneficially owned by the Reporting Persons).  In addition, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own 1,415,757 General Partner Units through its beneficial ownership of Capital Maritime, which owns the General Partner.  Thus, as of May 22, 2012, in the event that all of the Class B Units beneficially owned by the Reporting Persons are converted into Common Units at the current conversion ratio of one Common Unit per one Class B Unit, Evangelos M. Marinakis may be deemed to beneficially own 34.8% of the 73,732,278 outstanding units of the Issuer, including a 1.9% general partner interest.

(b)

Reporting Person	Aggregate Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime (1)	20,707,749 (2)	28.6%	0	20,707,749 (2)	0	20,707,749 (2)

CCIC (3)	3,284,210	4.5%	0	3,284,210	0	3,284,210

Evangelos M. Marinakis (1)(3)	24,218,159 (2)	33.5%	226,200	23,991,959 (2)	226,200	23,991,959 (2)

(1)  Capital Maritime shares voting and dispositive power over the 20,707,749 Common Units and Class B Units on an as converted basis that it owns with the Marinakis family, including Evangelos M. Marinakis.

(2)  Includes the 2,944,444 Common Units into which the Class B Units beneficially owned by Capital Maritime are convertible.

(3)  CCIC shares voting and dispositive power over the 3,284,210 Common Units it owns with the Marinakis family, including Evangelos M. Marinakis.

(c)           Except as described herein, Capital Maritime has not engaged in any transactions in the Issuer’s Common Units effected during the past sixty days.

(d)           Except as described in Item 6 below, no other person is known by Capital Maritime to have the right to receive or the power to direct the receipt of distributions

CUSIP No. Y11082107	Page 9 of 11

from, or the proceeds from the sale of, Common Units beneficially owned by Capital Maritime.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following as a new paragraph before the last paragraph:

In connection with the issuance and sale of the Class B Units, the Issuer amended the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010, as amended, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K/A filed with the Commission on May 23, 2012 (No. 001-33373).

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

H.           Class B Convertible Preferred Unit Subscription Agreement, dated as of May 11, 2012, by and among the Partnership and each of the purchasers named therein (filed as Exhibit I to the Issuer’s Report of Foreign Private Issuer on Form 6-K/A filed with the Commission on May 23, 2012 (No. 001-33373) and incorporated by reference herein in its entirety).

I.           Second Amendment, dated as of May 22, 2012, to the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 22, 2010, as amended (filed as Exhibit II to the Issuer’s Report of Foreign Private Issuer on Form 6-K/A filed with the Commission on May 23, 2012 (No. 001-33373) and incorporated by reference herein in its entirety).

CUSIP No. Y11082107	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	May 31, 2012

CAPITAL MARITIME & TRADING CORP.

By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

By:	/s/ Evangelos G. Bairactaris
	Name:	Evangelos G. Bairactaris
	Title:	Director

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

CUSIP No. Y11082107	Page 11 of 11

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Evangelos M. Marinakis Director, President and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Ioannis E. Lazaridis Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
John C. Palios Director	Gr. J. Timagenis Law Office 57 Notara Street (8th floor) Piraeus, 18535, Greece	Greece
John Xylas Director	Ariston Navigation Corp. 57 Akti Miaouli Piraeus, 18536, Greece	Greece

Directors and Executive Officers of CCIC:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Evangelos G. Bairactaris	Law Offices G. E. Bairactaris & Partners 130, Kolokotroni Str., 185 36 - Piraeus, Greece	Greece